EXHIBIT 99.1

O2Micro®

Breathing Life into Mobility

June 3, 2005

Notice of Annual Meeting of Shareholders To Be Held on July 8, 2005

To the Shareholders of O2 Micro International Limited:

You are cordially invited to attend the Annual General Meeting of Shareholders of 02 Micro International Limited (the “Company”) on Friday, July 8, 2005 (the “Annual General Meeting”), at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 9:30 a.m., local time. A Notice of the Meeting, a Proxy and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of Ordinary Shares as of the close of the business on Monday, May 16, 2005 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

A record of the Company’s activities for the fiscal year ended December 31, 2004 is included in our annual report to the Shareholders enclosed with this letter (the “Report to Shareholders”) and will be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission prior to the Annual General Meeting (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report may also be read and copied at the SEC’s Public Reference Room at judiciary Plaza, 450 Fifth Street N. W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and is also available to the public from the SEC’s website at http://www.sec.gov. Copies of the Annual Report will also be available at the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy promptly in the enclosed self-addressed stamped envelope. If you attend the Annual General Meeting and desire to vote in person, your Proxy will not be used.

Sincerely,

Sterling Du

Chief Executive Officer and Chairman of the Board

O2 MICRO INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JULY 8, 2004

To the Holders of Ordinary Shares:

The Annual General Meeting of Shareholders of O2 Micro International Limited (the “Company”), a Cayman Islands company, will be held on Friday, July 8, 2005, at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 9:30 a.m., local time, at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1

That each of Sterling Du, Chuan Chiung “Perry” Kuo and Geok Ling Goh be elected as Class I Directors to hold office until the Annual General Meeting of Shareholders to be held in 2008 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal; that Jingchun “Jason” Sun be elected as an additional Class II Director to hold office until the Annual General Meeting of Shareholders to be held in 2006 and until his successor is elected and duly qualified, or until his earlier resignation or removal; and that Xiaolang Yan be elected as an additional Class III Director to hold office until the Annual General Meeting of Shareholders to be held in 2007 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 2

That the Company’s financial statements and the report of independent registered public accounting firm for the fiscal year ended December 31, 2004 be approved and adopted.

PROPOSAL NO. 3

That the appointment of Deloitte & Touche as the independent registered public accounting firm for the fiscal year of 2005 be approved and ratified.

The Board of Directors has fixed the close of business on Monday, May 16, 2005 as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares of the Company at the close of business on such date shall be entitled to vote at the Annual General Meeting or any adjournment thereof.

We ask that you vote, date, sign and return the enclosed Proxy in the self-addressed stamped envelope. You may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors

Sterling Du

Chief Executive Officer and Chairman of the Board

O2 Micro International Limited

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement and accompanying Proxy are being mailed to Shareholders in connection with the solicitation of proxies by the Board of Directors of O2 Micro International Limited (the “Company”) for the 2005 Annual General Meeting of the Company. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which is not part of this Proxy Statement, will be filed separately with the Securities and Exchange Commission.

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board of Directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy, by attending the Annual General Meeting and withdrawing the Proxy, or by voting in person at the Annual General Meeting.

Each holder of the 39,229,888 Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on Monday, May 16, 2005, is entitled on a poll to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares”. The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any Shareholder present in person or by proxy. On a show of hands, every holder of a Record Share who is present at the Annual General Meeting in person or by proxy is entitled to one vote. On a poll, every holder of a Record Share present in person or by proxy is entitled to one vote for each Record Share held.

Your attention is also drawn to Articles 80 and 81 of the Articles of Association of the Company in relation to the requirements applicable to any Shareholder who wishes to propose additional business at the Annual General Meeting not set out in the Notice of the Annual General Meeting, including in relation to the election of the Directors. For business to be property brought before an annual general meeting by a Shareholder, a Shareholder notice addressed to the Secretary of the Company must have been delivered to or mailed and received at the principal executive offices of the Company not less than 45 days nor more than 75 days prior to the date on which the Company first mailed its proxy materials for the previous year’s annual general meeting. Such notice to the Secretary must set forth as to each matter the Shareholder proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Shareholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Shareholder, and (iv) any material interest of the Shareholder in such business. In the case of nominations of persons for election to the Board of Directors of the Company, the notice must set forth, in addition, (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule I4a under the United States Securities Exchange Act of 1934, as amended, and (b) as to the Shareholder giving the notice, (i) the name and record address of the Shareholder, and (ii) the number of Ordinary Shares which are beneficially owned by the Shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No person shall be eligible for election as a Director of the Company unless nominated in accordance with these procedures.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and for this purpose seniority shall be determined by the order in which the names stand on the register of the members.

Under Article 74 of the Articles of Association of the Company, a Shareholder is entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Shareholder normally is entitled to cast) if the candidates’ names have been placed in nomination prior to commencement of the voting and the Shareholder has given notice prior to commencement of the voting of the Shareholder’s intention to cumulate votes. If any Shareholder has given such notice, then every Shareholder entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Shareholder’s shares are normally entitled to or (ii) by distributing the Shareholder’s votes on the same principle among any or all of the candidates, as the Shareholder thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected, votes against any candidate and votes withheld shall have no legal effect

BOARD OF DIRECTORS

The Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

The current standing committees of the Board of Directors are the Audit Committee and Compensation Committee.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. Its responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, and for review of its qualifications, and (2) review of our system of internal controls. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The Audit Committee is currently comprised of three of the Company’s directors, Keisuke Yawata, Geok Ling Goh and Lawrence Lin. Mr. Goh is seeking reelection as a Class I Director at the 2005 Annual General Meeting.

The Compensation Committee (i) establishes remuneration levels of the Company’s officers, (ii) performs the functions that are provided under the Company’s employee benefit programs and (iii) administers the Company’s 1999 Stock Incentive Plan. The Compensation Committee is currently comprised of three of the Company’s directors, Lawrence Lin, Michael Austin and Chuan Chiung “Perry” Kuo. Mr. Kuo is seeking reelection as a Class I Director at the 2005 Annual General Meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is directly responsible for the oversight of the Company’s accounting and financial reporting processes and audits of the financial statements of the Company. It is also responsible for the review of the Company’s internal system of controls. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for the year ended December 31, 2004 with the management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under general accepted auditing standards. In addition, the Audit Committee has discussed with the independent registered public accounting firm’s independence from management and the Company.

The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings in 2004.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements for the year ended December 31, 2004 be included in the Annual Report for filing with the Securities and Exchange Commission. The Audit Committee recommended, subject to shareholder approval, the appointment of Deloitte & Touche as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2005.

Keisuke Yawata, Audit Committee Chair

Geok Ling Goh, Audit Committee Member

Lawrence Lin, Audit Committee Member

May 24, 2005

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Article 100 of the Company’s Articles of Association provides that, at our first annual general meeting after becoming eligible to have a classified board, the board of directors will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. Class I directors will be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2005 Annual General Meeting, three (3) existing Class I Directors, Sterling Du, Chuan Chiung “Perry” Kuo and Geok Ling Goh, are proposed to be elected for a three-year term until the Annual General Meeting of Shareholders to be held in 2008 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal; one (1) new additional Class II Director, Jingchun “Jason” Sun is proposed to be elected for a one-year term until the Annual General Meeting of Shareholders to be held in 2006 and until his successor is elected and duly qualified, or until his earlier resignation or removal; one (1) new additional Class III Director Xiaolang Yan is proposed to be elected for a one-year term until the Annual General Meeting of Shareholders to be held in 2007 and until his successor is elected and duly qualified, or until his earlier resignation or removal. A brief summary of each nominee’s principal occupation, business affiliations and other information follows.

Sterling Du has served as our chief executive officer and chairman of our board of directors since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O2Micro, Inc., our predecessor entity. From October 1993 to April 1995, Mr. Du was vice president of engineering at GreenLogic, Inc., a semiconductor design company, which he co-founded. Mr. Du received a B.S. in chemical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung “Perry” Kuo has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a director since March 1999, as secretary since October 1999 and as a Class I director since June 2001. From February 1992 to December 1996, he was executive vice president of Pac Net Group, a holding company with investments in chemicals, electronics and real estate. From July 1983 to February 1992, he held various positions at Formosan Rubber Group, a rubber manufacturer, including product design engineer, plant manager, research and development director, and vice president. Mr. Kuo received a B.S. in chemical engineering from National Taiwan University and an M.B.A. from the Rotterdam School of Management, Erasmus University in The Netherlands.

Geok Ling Goh has served as a director since January 2000, as a member of the Audit Committee since August 2000 and as a Class I director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as the Chairman of Tuas Power and as a director on the boards of Sembcorp Industries Ltd., Plato Capital Ltd. (formerly PKTech International Ltd), Venture Corporation Ltd., DBS Group Holdings Ltd, and DBS Bank Ltd. He also serves as a council member of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

Jingchun “Jason” Sun is the President and Chief Executive Officer of Cellon International Corp. He also currently serves on the Board of Directors of CEC Wireless R&D Ltd. From December 1999 to December 2002, he was the President and Chief Executive Officer of CEC Wireless R&D Ltd. as well as Cellon International Corp. From January 1993 to November 1999, Mr Sun was the President of China Dragon Electronic Ltd. From January 1990 to July 1992, Mr. Sun was the General Manager of China Department of Synthesis System Design Ltd. He received his bachelor of science and master of science in Electrical Engineering from Tsinghua University in China.

Xiaolang Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China’s National Integrated Circuit Talent Education Program and the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his bachelor of science and master of science in Electrical Engineering from Zhejiang University in Hangzhou, China.

THE BOARD OF DIRECTOR RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF STERLING DU, CHUAN CHIUNG “PERRY” KUO AND GEOK LING GOH AS THE CLASS I DIRECTORS TO SERVE A THREE-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2008 AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL; THE ELECTION OF JINGCHUN “JASON” SUN AS AN ADDITIONAL CLASS II DIRECTOR TO SERVE A ONE-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2006 AND UNTIL HIS SUCCESSOR IS ELECTED AND DULY QUALIFIED, OR UNTIL HIS EARLIER RESIGNATION OR REMOVAL: AND THE ELECTION OF XIAOLANG YAN AS AN ADDITIONAL CLASS III DIRECTOR TO SERVE A TWO-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2007 AND UNTIL HIS SUCCESSOR IS ELECTED AND DULY QUALIFIED, OR UNTIL HIS EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE RECORD SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF NOMINEES.

PROPOSAL NO. 2 APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

The approval and adoption by the Shareholders of the financial statements and the report of independent registered public accounting firm for the fiscal year ended December 31, 2004 are being solicited. The financial statements and the report of independent registered public accounting firm for the fiscal year ended December 31, 2004 appear in the Report to Shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004. UNLESS DIRECTED TO THE CONTRARY, THE RECORD SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

PROPOSAL NO. 3: APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Deloitte & Touche as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2005, subject to approval and ratification by the Shareholders. If the Shareholders do not approve and ratify the appointment of Deloitte & Touche, the selection of other independent registered public accounting firms will be considered by the Audit Committee and the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY. UNLESS DIRECTED TO THE CONTRARY, THE RECORD SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY.

GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present and former officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

Sterling Du

Chief Executive Officer and Chairman of the Board

Dated: June 3, 2005

O_2MICRO INTERNATIONAL LIMITED
C/O EQUISERVE TRUST COMPANY, N.A.
P.O. BOX 8694
EDISON, NJ 08818-8694

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL

ZO2M61

1961

X **Please mark your choice like this in blue or black ink this example.**

1. Election of Directors.
   Election of three Class I Directors for a three-year term:
   Nominees: (01) Sterling Du, (02) Chuan Chiung "Perry" Kuo, (03) Geok Ling Goh
   Election of one additional Class II Director for a one-year term:
   Nominee: (04) Jingchun "Jason" Sun
   Election of one additional Class III Director for a two-year term:
   Nominee: (05) Xiaolang Yan

   FOR ALL NOMINEES ☐ ☐ WITHHELD FROM ALL NOMINEES

   ☐ ______________________________
   For all nominees except as noted above

	FOR	AGAINST	ABSTAIN
2. To approve and adopt the financial statements and the auditor's report for the fiscal year ended December 31, 2004.	☐	☐	☐
3. To ratify and approve the retention of Deloitte & Touche as the Company's independent registered public accounting firm for fiscal year of 2005.	☐	☐	☐

ALL MATTERS ARE PROPOSED BY O_2 MICRO INTERNATIONAL LIMITED. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES AND FOR PROPOSALS 2 AND 3.

Shares represented by this proxy will be voted as directed by the shareholder. **If no such directions are indicated, the Proxy will have authority to vote FOR the election of all directors, and FOR Items 2 and 3.**

MARK HERE FOR ADDRESS CHANGE AND NOTE AT RIGHT ☐

NOTE: Please sign exactly as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

Signature: ______________________ Date: ____________ Signature: ______________________ Date: ____________

DETACH HERE

ZO2M82

PROXY

O2MICRO INTERNATIONAL LIMITED

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING ON JULY 8, 2005.

The undersigned hereby appoints Sterling Du or, failing him, James Keim, as proxy of the undersigned, with full power of substitution, to vote all of the ordinary shares of O2Micro International Limited which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of O2 Micro International Limited to be held on July 8, 2005, and at any adjournment or postponement thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following materials and in accordance with the following instructions, with discretionary authority as described in the proxy statement as to any and all other matters that may properly come before the meeting or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 and 3.

THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 and 3.

SEE	REVERSE SIDE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE